SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

[   ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to

Commission file number: Not yet assigned

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SPARTA, INC. PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPARTA, INC.

25531 Commercentre Drive, Suite 120
Lake Forest, CA 92630-8873

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned, thereunto duly authorized.

SPARTA, INC. PROFIT SHARING PLAN

Date: June 28, 2004	/s/ Jerry R. Fabian

Jerry R. Fabian, Vice President and Director of Business Administration

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Sparta, Inc.

     We consent to incorporation by reference in the registration statement on Form S-8 of Sparta, Inc. of our report dated May 28, 2004, relating to the statements of net assets available for benefits of Sparta, Inc. Profit Sharing Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended which report appears in the December 31, 2003 annual report on Form 11K of Sparta, Inc. Profit Sharing Plan.

Lesley, Thomas, Schwarz & Postma, Inc.
Newport Beach, California
June 28, 2004

SPARTA, INC.
PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2003 AND 2002
(With Independent Auditors’ Report Thereon)

SPARTA, INC.
PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

Independent Auditors’ Report

Statements of Net Assets Available for Benefits – December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002

Notes to Financial Statements

SUPPLEMENTAL SCHEDULES

Schedule 1 – Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

Schedule 2 – Schedule H, Line 4i – Schedule of Assets (Acquired And Disposed of Within Year)

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

May 28, 2004

Independent Auditors’ Report

To the Board of Directors of
Sparta, Inc.

     We have audited the accompanying statements of net assets available for benefits of the Sparta, Inc. Profit Sharing Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules. These financial statements and schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of (1) Schedule H, line 4i – Schedule of Assets (Held at End of Year) and (2) Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year), as of or for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lesley, Thomas, Schwarz & Postma,Inc.
Newport Beach, California

SPARTA, INC. PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
Investments at fair value (Note 3)
Interest bearing cash	$9,172,932	$7,143,495
Sparta, Inc. common stock	75,189,372	55,908,409
Corporate stock	2,448,938	1,608,477
Mutual funds	23,441,416	14,316,669
Insurance annuity contracts	354,233	447,455
Partnership/joint ventures	33,726	16,014
Participant loans	1,327,637	1,264,815

	111,968,254	80,705,334

Receivables
Employer Contributions	8,086,321	7,040,883
Participant Contributions	—	118,114

Total receivables	8,086,321	7,158,997

Cash	1,145,261	838,971

Total assets	121,199,836	88,703,302

LIABILITY	—	—

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$121,199,836	$88,703,302

See the accompanying notes to these financial statements

SPARTA, INC. PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (Note 3)
Net appreciation in fair value of investments	$22,918,226	$6,041,654
Interest and dividends	247,762	271,126

	23,165,988	6,312,780

Contributions
Employer’s
Cash	4,145,786	3,548,170
Non-cash (Sparta, Inc. common stock)	3,940,535	3,492,713
Participants’	4,568,555	3,875,025
Participant rollovers	359,603	953,756

	13,014,479	11,869,664

Total additions to net assets	36,180,467	18,182,444

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,576,034	6,939,973
Administrative expenses	107,899	88,790

Total deductions from net assets	3,683,933	7,028,763

NET INCREASE	32,496,534	11,153,681

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	88,703,302	77,549,621

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$121,199,836	$88,703,302

See the accompanying notes to these financial statements

SPARTA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

NOTE 1 — DESCRIPTION OF THE PLAN

     The following description of the Sparta, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

     General – The Plan is a contributory defined contribution plan adopted by Sparta, Inc. (the “Company”) on October 1, 1979 for substantially all of its employees and provides for retirement and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for immediate eligibility into the Plan and one hundred percent (100%) vesting in all contributions to the Plan, at all times.

     The Plan’s investments are held in trust. An officer of the Company is the trustee with respect to Sparta, Inc. securities held by the Plan. CNA Trust Corporation was named trustee of the Plan effective April 12, 1999.

     Employee Contributions – For the years ended December 31, 2003 and 2002, participants could contribute the lesser of fifteen percent (15%) of their annual compensation or $12,000 and $11,000, respectively to the Plan. In addition, participants who attained age fifty (50) on or before December 31, 2003 and 2002 were allowed to make a catch-up contribution of an additional $2,000 and $1,000, respectively for the Plan year.

     Employees may elect to invest their contributions in Sparta, Inc. common stock, any of 9 core mutual funds, or in self-directed accounts, however, investments in self-directed accounts are subject to additional administrative and transaction fees.

     Employer Contributions – The amount of the annual contribution to the Plan is at the discretion of the Board of Directors of the Company (the “Board”). The Company makes both matching contributions and profit sharing contributions, based on the type of employee as defined by the Plan. The Company’s contribution to the Plan each year may be made in the form of Sparta, Inc. common stock, cash or both at the discretion of the Board of Directors.

     Employer contributions are allocated to participants based on compensation and years of service. For the profit sharing portion of the employer contribution fifty percent (50%) was made in Company stock and fifty percent (50%) was made in cash for full time, active employees. For the matching portion of the employer contribution one hundred percent (100%) was made in Company stock for full time, active employees.

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

     For the year ended December 31, 2003, total contributions made by the employer of $8,086,321 were comprised of 167,633 shares of the Company Stock valued at $3,940,535, with per share prices ranging from $20.43 to $26.14, and cash contributions of $4,145,786.

     For the year ended December 31, 2002, total contributions made by the employer of $7,040,883 were comprised of 174,710 shares of the Company Stock valued at $3,492,713 with per share prices ranging from $20.43 to $18.12 and cash contributions of $3,548,170.

     Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

     Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum cash distribution except to the extent that the participant elects to have his or her benefits distributed in kind. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     Plan Expenses – The Company absorbs a portion of plan expenses incurred for the administration and management of the Plan. All other administrative fees are deducted from the account for each participant.

     Participant Loans – Pursuant to the Plan, loans are available to eligible participants, bear interest at a fair market value, require adequate security, and require repayment over a reasonable period of time, not to exceed five (5) years, unless the loan is for the purchase of a principal residence. The Plan requires that the loans be in compliance with Internal Revenue Code Section 72.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting – The Plan’s financial statements are presented using the modified cash basis of accounting in order to conform to the accounting method employed by the trustee and the plan administrator.

     Under the modified cash basis of accounting, expenses are recorded when paid and dividends and interest income is recorded when received.

     Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Investment Valuation – Corporate stocks and mutual funds are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the Plan year. Investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

     The insurance annuity contracts are valued by an insurance company and are based on the cash surrender value of each individual contract.

     Stock investments in the employer corporation are valued using the quarterly adjusted formula which is used in all transactions affecting Sparta, Inc. common stock. The value at December 31, 2003 was $28.02 per share, based upon the quarterly adjusted formula calculation at January 21, 2004, which was determined based on the Company’s financial data at December 31, 2003. The value at December 31, 2002 was $21.72 per share based upon the quarterly adjusted formula calculation as of January 21, 2003 which was determined based on the Company’s financial data at December 31, 2002.

     An independent valuation firm determined that the stock valuations (using quarterly adjusted formula) were a proper reflection of the fair market values at the valuation dates of March 31, 2003 and 2002. The stock values as determined by the independent valuation firm were $23.87 and $20.56 at March 31, 2003 and 2002, respectively, and were consistent with the values as previously computed using the quarterly adjusted formula. Independent stock valuations were prepared subsequent to the plan year end and were also consistent with the prevailing values using the quarterly adjusted formula.

     Sparta, Inc. common stock value, as determined by the independent valuation firm, was $30.32 at March 31, 2004.

     The fair value of the limited partnership interests were based on the estimated fair value of their underlying assets.

     The fair value of the participant loans was based on the outstanding principal balance of the loans.

NOTE 3 – INVESTMENTS

Fair value of investments

The following table presents the fair values of the investments. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2003 and 2002 are separately identified:

	December 31,
	2003	2002
PARTICIPANT DIRECTED INVESTMENTS:
At estimated fair value:
Participant loans	$1,327,637	$1,264,815
Partnership/joint ventures	33,726	16,014

At fair value as determined by quarterly adjusted formula:
Sparta, Inc. common stock	75,189,372	55,908,409

At fair value as determined by quoted market prices
Interest bearing cash
American Funds Cash Management Trust	9,016,311	6,944,580
Other interest bearing cash	156,621	198,915
Corporate stock	2,448,938	1,608,477
Mutual funds	23,441,416	14,316,669
Insurance annuity contracts	354,233	447,455

	$111,968,254	$80,705,334

Changes in net assets available for benefits

During the Plan year, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2003	2002
PARTICIPANT DIRECTED INVESTMENTS:
Investment at estimated fair value:
Partnership/joint ventures	$17,712	$(238)

Investments at fair value as determined by quarterly adjusted formula:
Sparta, Inc. common stock	16,973,560	9,822,182

Investments at fair value as determined by quoted market prices
Corporate stock	968,224	(482,903)
Mutual funds	4,958,730	(3,297,387)

	$22,918,226	$6,041,654

NOTE 3 – INVESTMENTS (CONTINUED)

     The Plan places a substantial portion of its assets with CNA’s Trust Variable Savings Account, American Funds Cash Management Trust and Canterbury Capital Custodial Money Market. Among them are $9,172,932 of temporary cash investments consisting principally of savings account and money market funds that are potentially subject to risk because a substantial portion is not insured by the Securities Investors Protection Corporation or by the Federal Deposit Insurance Corporation. The Plan administrator and Company management do not believe that the Plan is at risk, and that no significant loss will occur.

     The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 4 – PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated to the participants in accordance with the terms of the Plan.

NOTE 5– INCOME TAX STATUS

     The Plan obtained its latest determination letter on February 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6– RELATED PARTY TRANSACTIONS

     The Plan was amended, effective October 1, 1987, to allow the Plan to purchase employer securities. During the Plan years ended December 31, 2003 and 2002, the Plan purchased 191,661 and 167,003 shares of the Company, respectively, at prices ranging from $19.20 to $26.14 per share. In addition, during the Plan years ended December 31, 2003 and 2002, the Plan sold 248,578 and 380,917 shares of the Company, respectively, at prices ranging from $19.20 to $26.14 per share.

SUPPLEMENTAL SCHEDULES

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Interest Bearing Cash
	American Funds Cash Management
	Trust Of America Cl A	Short Term Investments	*	*	$9,016,311
	Canterbury Capital Custodial Money
	Market	Short Term Investments	*	*	$110,990
	Federated Automated Cash	Short Term Investments
	Management Trust -Iss	Short Term Investments	*	*	$45,616
	Vanguard Federal Money Market Fund	Short Term Investments	*	*	$15

	Common Stock
	21st Century Technologies, Inc.
	Com New	Common Stock, 10,000 shares	*	*	$410
	Adobe Sys Inc Com	Common Stock, 100 shares	*	*	$3,908
	Adtran Inc Com	Common Stock, 1,000 shares	*	*	$31,100
	Advanced Digital Info Corp Com	Common Stock, 100 shares	*	*	$1,400
	Advanced Micro Devices Inc Com	Common Stock, 500 shares	*	*	$7,450
	Advanced Viral Research Cor. Com	Common Stock, 5,000 shares	*	*	$640
	Aetna Inc. New Com.	Common Stock, 40 shares	*	*	$2,703
	Agere Sys Inc Cl A	Common Stock, 11 shares	*	*	$34
	Agere Sys Inc Cl B	Common Stock, 399 shares	*	*	$1,157
	Agilent Technologies Com	Common Stock, 57 shares	*	*	$1,667
	Agnico Eagle Mines Ltd Com	Common Stock, 100 shares	*	*	$1,207
	Ak Steel Holding Corp	Common Stock, 76 shares	*	*	$388
	Altria Group, Inc. Com	Common Stock, 300 shares	*	*	$16,326
	American Homestar Corp Com	Common Stock, 300 shares	*	*	$1
	American Woodmark Corp. Com	Common Stock, 11 shares	*	*	$606
	Amgen Inc Com	Common Stock, 250 shares	*	*	$15,448
	Apollo Group Inc. Com	Common Stock, 150 shares	*	*	$10,172
	Apple Computer Inc Com	Common Stock, 700 shares	*	*	$14,959
	Applera Corp Com Celera Genomics
	Group	Common Stock, 100 shares	*	*	$1,391
	Applied Matls Inc Com	Common Stock, 200 shares	*	*	$4,488
	Arms Holdings PLC Sponsored ADR	Common Stock, 300 shares	*	*	$2,070
	AT&T Wireless Svcs Inc Com	Common Stock, 350 shares	*	*	$2,797
	Atlantic Coast Airls Hldgs Inc Com	Common Stock, 900 shares	*	*	$8,865
	Atmel Corp Com	Common Stock, 500 shares	*	*	$3,005
	Audiovox Corp. CL A	Common Stock, 300 shares	*	*	$3,852
	Autozone Inc. Com	Common Stock, 60 shares	*	*	$5,113
	Avaya Inc Com	Common Stock, 57 shares	*	*	$738
	Aventis Sponsored Adr	Common Stock, 100 shares	*	*	$6,626
	Avocent Corp Com	Common Stock, 1,200 shares	*	*	$43,824
	Banco Santander Central Hispano Adr	Common Stock, 700 shares	*	*	$4,900
	Barnes & Noble Inc. Com	Common Stock, 20 shares	*	*	$657
	Barnesandnoble.Com Inc Cl A	Common Stock, 50 shares	*	*	$147
	Berkshire Hathaway Inc. Del CL B	Common Stock, 4 shares	*	*	$11,260
	Biopure Corp Com	Common Stock, 100 shares	*	*	$245

* Party-in interest

** Historical cost information is not required for participant directed investment funds

See Independent Auditors’ Report and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Boeing Co Com	Common Stock, 380 shares	*	*	$16,013
	Bombardier Inc Cl B	Common Stock, 2,000 shares	*	*	$8,360
	Breakaway Solutions Inc Com	Common Stock, 683 shares	*	*	$3
	Cable & Wireless Pub Ltd Co
	Sponsored Adr	Common Stock, 200 shares	*	*	$1,402
	Calpine Corp Com	Common Stock, 2,800 shares	*	*	$13,468
	Cambior Inc. Com	Common Stock, 200 shares	*	*	$620
	Canterbury Capital Custodial Stock	Common Stock, 574,971 shares	*	*	$574,971
	Cardiodynamics Intl. Corp. Com	Common Stock, 50 shares	*	*	$298
	Caterpillar Inc Com	Common Stock, 24 shares	*	*	$1,992
	Cendant Corp Com	Common Stock, 575 shares	*	*	$12,805
	CH Robinson Worldwide Inc. Com	Common Stock, 300 shares	*	*	$11,373
	Chesapeake Energy Corp Com	Common Stock, 2,400 shares	*	*	$32,592
	China Unicom Ltd Sponsored ADR	Common Stock, 20 shares	*	*	$187
	China Uchai Ints Ltd Com	Common Stock, 300 shares	*	*	$9,180
	Ciena Corp Com	Common Stock, 2,100 shares	*	*	$13,776
	Circuit City Stores Inc Com	Common Stock, 1,000 shares	*	*	$10,130
	Cisco Sys Inc Com	Common Stock, 2,020 shares	*	*	$48,945
	Citigroup Inc Com	Common Stock, 443 shares	*	*	$21,503
	Claires Stores Inc. Com	Common Stock, 30 shares	*	*	$565
	CNS Inc. Com	Common Stock, 25 shares	*	*	$342
	Coca Cola Co Com	Common Stock, 30 shares	*	*	$54,658
	Coinstar Inc. Com	Common Stock, 20 shares	*	*	$362
	Continental Amern Transn Inc Com
	New	Common Stock, 350 shares	*	*	$0
	Corinthian Colleges Inc. Com	Common Stock, 350 shares	*	*	$19,428
	Corporate Office PPTYS TR Com	Common Stock, 20 shares	*	*	$420
	Corvis Corp Com	Common Stock, 1,600 shares	*	*	$2,720
	Countrywide Cr Inds Inc. Com	Common Stock, 53,333 shares	*	*	$4,045
	Courier Corp. Com	Common Stock, 300 shares	*	*	$11,541
	Cubist Pharmaceuticals Com	Common Stock, 300 shares	*	*	$3,660
	Daimler-Chrysler Ag Ord	Common Stock, 648 shares	*	*	$29,951
	Dell Inc. Com	Common Stock, 532 shares	*	*	$18,077
	Delta Air Lines Inc Del Com	Common Stock, 600 shares	*	*	$7,086
	Doubleclick Inc Com	Common Stock, 7 shares	*	*	$72
	Dundee Precious Metals Inc Com	Common Stock, 750 shares	*	*	$18,090
	Durban Roodepoort Deep Ltd
	Sponsored Adr	Common Stock, 500 shares	*	*	$1,585
	Eastman Chemical Co Com	Common Stock, 25 shares	*	*	$988
	Eastman Kodak Co Com	Common Stock, 152 shares	*	*	$3,902
	Edulink Inc Com	Common Stock, 20,000 shares	*	*	$158
	Emc Corp Mass Com	Common Stock, 476 shares	*	*	$6,150
	Endo Pharmaceuticals Hldgs Inc. Com	Common Stock, 35 shares	*	*	$678
	Enron Corp Com	Common Stock, 370 shares	*	*	$10
	Ericsson Lm Tel Co Adr Cl B Sek 10
	New	Common Stock, 307 shares	*	*	$5,434
	Espeed Inc Cl A	Common Stock, 50 shares	*	*	$1,174
	Exxon Mobil Corp Com	Common Stock, 300 shares	*	*	$12,300

* Party-in interest

** Historical cost information is not required for participant directed investment funds

See Independent Auditors’ Report and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Faro Technologies Inc. Com	Common Stock, 20 shares	*	*	$500
	Federal Signal Corp Com	Common Stock, 100 shares	*	*	$1,752
	Fedex Corp Com	Common Stock, 100 shares	*	*	$6,750
	Fonar Mtr Co	Common Stock, 4,000 shares	*	*	$4,600
	Ford Mtr Co Del Com	Common Stock, 684 shares	*	*	$10,944
	Foundry Networks Inc Com	Common Stock, 20 shares	*	*	$547
	Freddie Mac-Voting Com	Common Stock, 82 shares	*	*	$4,782
	Galaxy Energy Corp Com	Common Stock, 200 shares	*	*	$522
	Gateway Inc Com	Common Stock, 1,000 shares	*	*	$4,600
	General Dynamics Corp Com	Common Stock, 10 shares	*	*	$904
	General Elec Co Com	Common Stock, 350 shares	*	*	$10,843
	Genzyme Corp Com-Molecular
	Oncology	Common Stock, 140 shares	*	*	$6,901
	Glamis Gold Ltd Com	Common Stock, 200 shares	*	*	$3,424
	Global Crossing Ltd Com	Common Stock, 3,505 shares	*	*	$41
	Goldcorp Inc. New Com	Common Stock, 70 shares	*	*	$1,116
	Golden Telecom Inc. Com	Common Stock, 300 shares	*	*	$8,355
	Hard to Treat Diseases Inc. Com	Common Stock, 80,000 shares	*	*	$3,200
	Hewlett Packard Co Com	Common Stock, 679 shares	*	*	$15,597
	Home Depot Inc Com	Common Stock, 2,270 shares	*	*	$80,562
	Hooker Furniture Corp Com	Common Stock, 20 shares	*	*	$816
	Hot Topic Inc. Com	Common Stock, 19 shares	*	*	$560
	Huntington Bancshares Inc. Com	Common Stock, 400 shares	*	*	$9,000
	Idexx Labs Inc. Com	Common Stock, 300 shares	*	*	$13,884
	Imperial Oil Ltd Com New	Common Stock, 100 shares	*	*	$4,442
	Indymac Mtg Hldgs Inc Com	Common Stock, 200 shares	*	*	$5,958
	Intel Corp Com	Common Stock, 500 shares	*	*	$16,025
	Intergraph Corp Com	Common Stock, 1,000 shares	*	*	$23,930
	International Paper Co Com	Common Stock, 25 shares	*	*	$1,078
	Intl Business Machines Corp Com	Common Stock, 190 shares	*	*	$17,609
	Intrawest Corp Com New	Common Stock, 400 shares	*	*	$7,396
	Introgen Therapeutics Inc Com	Common Stock, 177 shares	*	*	$1,501
	ITC Deltacom, Inc Com New	Common Stock, 4 shares	*	*	$24
	JDS Uniphase Corp Com	Common Stock, 1,118 shares	*	*	$4,070
	Juniper Networks Inc Com	Common Stock, 100 shares	*	*	$1,868
	Kemet Corp Com	Common Stock, 300 shares	*	*	$4,107
	Koger Equity Inc. Com	Common Stock, 33 shares	*	*	$691
	Koninklijke Ahold Nv Sponsored
	Adr New	Common Stock, 3,112 shares	*	*	$24,149
	Koninklijke Philips Electrs Nv
	Sponsored Adr New 2000	Common Stock, 67 shares	*	*	$1,949
	Lannett Co. Inc. Com	Common Stock, 31 shares	*	*	$521
	Leap Wireless Intl Inc Com	Common Stock, 100 shares	*	*	$3
	Level 3 Communications Inc. com	Common Stock, 1,000 shares	*	*	$5,700
	Lifestream Technologies Inc. Com	Common Stock, 20,000 shares	*	*	$2,300
	Limited Inc Com	Common Stock, 220 shares	*	*	$3,967
	LNR Property Corp. Com	Common Stock, 300 shares	*	*	$14,853
	Lowes Cos Inc Com	Common Stock, 200 shares	*	*	$11,078

* Party-in interest

** Historical cost information is not required for participant directed investment funds

See Independent Auditors’ Report and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	LSI Logic Corp Com	Common Stock, 1,200 shares	*	*	$10,644
	Lucent Technologies Inc Com	Common Stock, 2,320 shares	*	*	$6,589
	MAF Bancorp Inc. Com	Common Stock, 300 shares	*	*	$12,570
	Manhattan Scientifics Inc Com	Common Stock, 2,000 shares	*	*	$130
	Matrasell Corp Com	Common Stock, 9,000 shares	*	*	$0
	Maverick Tube Corp com	Common Stock, 500 shares	*	*	$9,625
	Mcdata Corp Cl A	Common Stock, 17 shares	*	*	$162
	Medco Health Solutions Inc. Com	Common Stock, 49 shares	*	*	$1,666
	Medtronic Inc Com	Common Stock, 168 shares	*	*	$8,166
	Merck & Co Inc Com	Common Stock, 411 shares	*	*	$18,988
	Mesa Offshore Tr Unit Ben Int	Common Stock, 2,000 shares	*	*	$80
	Microsoft Corp Com	Common Stock, 5,906 shares	*	*	$161,647
	Millennium Pharmaceuticals Com	Common Stock, 300 shares	*	*	$5,595
	Minera Andes Inc	Common Stock, 4,000 shares	*	*	$1,680
	Motorola Inc Com	Common Stock, 50 shares	*	*	$700
	Nasdaq 100 Tr Unit Ser 1	Common Stock, 600 shares	*	*	$21,876
	Navarre Corp Com	Common Stock, 1,000 shares	*	*	$6,080
	Network Associates Inc Com	Common Stock, 1,000 shares	*	*	$15,040
	Newmont Mng Corp Com	Common Stock, 50 shares	*	*	$2,430
	Nexar Technologies Inc Com	Common Stock, 150 shares	*	*	$0
	Nextel communications Inc. CL A	Common Stock, 35 shares	*	*	$982
	Nokia Corp Adr	Common Stock, 475 shares	*	*	$8,075
	Nortel Networks Corp New Com	Common Stock, 3,375 shares	*	*	$14,276
	Novartis Ag Adr	Common Stock, 150 shares	*	*	$6,883
	Occidental Pete Corp Com	Common Stock, 200 shares	*	*	$8,448
	Offshore Logistics Inc. Com	Common Stock, 28 shares	*	*	$687
	Oracle Sys Corp Com	Common Stock, 3,124 shares	*	*	$41,331
	Paccar Inc. Com	Common Stock, 40 shares	*	*	$3,405
	Palmone Inc. Com	Common Stock, 6 shares	*	*	$70
	Palmsource Inc. Com	Common Stock, 1 share	*	*	$22
	Parametric Technology Corp Com	Common Stock, 325 shares	*	*	$1,280
	Paychex Inc. Com	Common Stock, 400 shares	*	*	$14,880
	Pepsico Inc Com	Common Stock, 200 shares	*	*	$9,324
	Pfizer Inc Com	Common Stock, 400 shares	*	*	$14,132
	Plug Power Inc Com	Common Stock, 30 shares	*	*	$217
	Polymet Mining Corp Com	Common Stock, 15,000 shares	*	*	$3,150
	Pre Paid Legal Svcs Inc Com	Common Stock, 10 shares	*	*	$261
	Precis Inc. CDT CAP STK	Common Stock, 1,200 shares	*	*	$4,656
	Proassurance Corp Com	Common Stock, 352 shares	*	*	$11,317
	Procter & Gamble Co Com	Common Stock, 500 shares	*	*	$49,940
	Providence & Worchester Rr Co Com	Common Stock, 1,100 shares	*	*	$9,779
	Prudential Finl Inc Com	Common Stock, 400 shares	*	*	$16,708
	Qualcomm Inc Com	Common Stock, 400 shares	*	*	$21,572
	Ramp Corp. Com	Common Stock, 15,000 shares	*	*	$8,100
	Range Energy Inc Com	Common Stock, 567 shares	*	*	$0
	Red Hat Inc Com	Common Stock, 150 shares	*	*	$2,815
	Reuters Group Plc Adr	Common Stock, 200 shares	*	*	$5,070
	Rite Aid Corp Com	Common Stock, 4,530 shares	*	*	$27,361
	Royal Caribbean Cruises Com	Common Stock, 700 shares	*	*	$24,353

* Party-in interest

** Historical cost information is not required for participant directed investment funds

See Independent Auditors’ Report and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Royal Gold Inc Com	Common Stock, 149 shares	*	*	$3,119
	S1 Corp Com	Common Stock, 1,000 shares	*	*	$8,070
	Sanfilippo John B & Sons Inc. Com	Common Stock, 300 shares	*	*	$15,312
	Sanmina Corp Com	Common Stock, 2,500 shares	*	*	$31,500
	SBC Communications Inc Com	Common Stock, 25 shares	*	*	$652
	Scientific Atlanta Inc Com	Common Stock, 800 shares	*	*	$21,840
	Seagate Technology Escrow Com	Common Stock, 300 shares	*	*	$1
	SEI Investments Co Com	Common Stock, 90 shares	*	*	$2,742
	Select Comfort Corp Oc Cap Stk	Common Stock, 50 shares	*	*	$1,238
	Sirius Satellite Radio Inc Com	Common Stock, 2,200 shares	*	*	$6,952
	Skywest Inc Com	Common Stock, 400 shares	*	*	$7,228
*	Sparta Stock - Custodial	Common Stock, 2,683,418 shares	*	*	$75,189,372
	Sportsmans Guide Inc Com New	Common Stock, 20 shares	*	*	$343
	Storage Alliance Inc. Com	Common Stock, 100 shares	*	*	$6
	Stryker Corp Com	Common Stock, 50 shares	*	*	$4,250
	Sun Microsystems Inc Com	Common Stock, 1,300 shares	*	*	$5,811
	Support Com Inc. Com	Common Stock, 1,300 shares	*	*	$17,108
	Syngenta Ag Sponsored Adr	Common Stock, 10 shares	*	*	$135
	Sysco Corp Com	Common Stock, 400 shares	*	*	$14,892
	Taiwan Semiconductor Adr	Common Stock, 1,000 shares	*	*	$10,240
	Talk Amer Hldgs. Inc. Com New	Common Stock, 25 shares	*	*	$288
	Teco Energy Inc. Com	Common Stock, 100 shares	*	*	$1,441
	Tellabs Inc. Com	Common Stock, 400 shares	*	*	$3,364
	Tera Pharmaceuticals Inds. LTD ADR	Common Stock, 100 shares	*	*	$5,671
	Texas Instrs Inc Com	Common Stock, 830 shares	*	*	$24,385
	Time Warner Inc. New Com	Common Stock, 502 shares	*	*	$9,031
	Time Warner Telecom Com	Common Stock, 500 shares	*	*	$5,065
	Tivo Inc Com	Common Stock, 1,000 shares	*	*	$7,400
	Transcanada Corp Com	Common Stock, 100 shares	*	*	$2,151
	Travelers Ppty Cas Corp New Cl A	Common Stock, 17 shares	*	*	$285
	Travelers Ppty Cas Corp New Cl B	Common Stock, 35 shares	*	*	$594
	Trex Co Inc Com	Common Stock, 50 shares	*	*	$1,899
	Trinity Biotech PLC Sponsored ADR	Common Stock, 2,000 shares	*	*	$11,160
	Tyco Intl Ltd Com	Common Stock, 190 shares	*	*	$5,035
	United Technologies Corp Com	Common Stock, 150 shares	*	*	$14,215
	Upstarcom, Inc. Com	Common Stock, 120 shares	*	*	$4,448
	Valeant Pharmaceuticals Intl Inc.	Common Stock, 60 shares	*	*	$1,509
	Varian Med Sys Inc. Com	Common Stock, 100 shares	*	*	$6,910
	Veritas Software Corp Com	Common Stock, 133 shares	*	*	$4,924
	Verizon Communications Com	Common Stock, 122 shares	*	*	$4,280
	Visteon Corp Com	Common Stock, 26 shares	*	*	$271
	Vodafone Group Plc New Sponsored
	Adr	Common Stock, 730 shares	*	*	$18,279
	Wal Mart Stores Inc Com	Common Stock, 225 shares	*	*	$11,936
	Walt Disney Co. Com	Common Stock, 250 shares	*	*	$5,832
	Washington Mutual Inc Com	Common Stock, 100 shares	*	*	$4,012
	Williams Cos Inc Com	Common Stock, 400 shares	*	*	$3,928
	Worldcom Inc Ga New - Mci Group
	Comm	Common Stock, 10 shares	*	*	$1
	Worldcom Inc Ga New Com	Common Stock, 502 shares	*	*	$7

* Party-in interest

** Historical cost information is not required for participant directed investment funds

See Independent Auditors’ Report and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Foreign Stock
	P&O Gbp 1.0	Foreign Stock, 613 shares	*	*	$2,524
	Westjet Airlines Ltd Com	Foreign Stock, 450 shares	*	*	$9,905
			*	*
	Limited Partnerships		*	*
	Cedar Fair Depositary Unit Lp	Limited Partnerships	*	*	$6,150
	Ledcor Properties, A Ca. L.P.	Limited Partnerships	*	*	$27,576
			*	*
	Mutual Funds		*	*
	Aim Aggressive Growth Fund - CL A	Mutual Funds	*	*	$5,040
	Aim Mid Cap Equity Fund - CL A	Mutual Funds	*	*	$2,374,799
	Aim Premier Equity Fd CL A	Mutual Funds	*	*	$25,785
	Alger Capital Appreciation
	Portfolio - Cl C	Mutual Funds	*	*	$38,085
	American Balanced Fund Cl A
	(American Funds)	Mutual Funds	*	*	$1,230,065
	American Bond Fund Of America Cl A	Mutual Funds	*	*	$2,093,189
	American Century International
	Discovery Fund	Mutual Funds	*	*	$34,975
	American Century Target
	Maturities Trust: 2005	Mutual Funds	*	*	$2,579
	American Express Custodial Mutual
	Funds	Mutual Funds	*	*	$12,161
	American Funds Europacific Growth
	Fund CL A	Mutual Funds	*	*	$1,471,653
	American Funds New Perspective Fd
	CL A	Mutual Funds	*	*	$77,137
	American Funds Smallcap World Fd
	CL A	Mutual Funds	*	*	$127,597
	American Funds Washington Mutual
	Invest CL A	Mutual Funds	*	*	$3,538,695
	American Growth Fd Of America CL A	Mutual Funds	*	*	$2,670,861
	American High Income TR CL A	Mutual Funds	*	*	$29,491
	American International	Mutual Funds	*	*	$8,439
	American Investment Co Amer CL A	Mutual Funds	*	*	$392,056
	American Mutual Fund - CL A
	(American Funds)	Mutual Funds	*	*	$17,433
	Artisan Mid Cap Fund	Mutual Funds	*	*	$12,220
	Baron Asset Fund	Mutual Funds	*	*	$59,432
	Brandywine Fund	Mutual Funds	*	*	$64,586
	Canterbury Capital Custodial
	Mutual Fund	Mutual Funds	*	*	$23,426
	Davis New York Venture Fund - CL C	Mutual Funds	*	*	$53,988
	Dodge & Cox Income	Mutual Funds	*	*	$10,410
	Dodge & Cox International Stock	Mutual Funds	*	*	$7,103
	Dodge & Cox Stock Fund	Mutual Funds	*	*	$12,019
	Dreyfus Index Fds S&P500 Index
	Fund	Mutual Funds	*	*	$5,740,538

* Party-in interest

** Historical cost information is not required for participant directed investment funds

See Independent Auditors’ Report and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Federated Growth Strategies Fund - Cl A	Mutual Funds	*	*	$13,389
	Fidelity Advisor Equity Income Fund -
	Cl T	Mutual Funds	*	*	$6,960
	Fidelity Advisor Overseas Fund - Cl T	Mutual Funds	*	*	$5,756
	Fidelity Advisor Ser Ii Growth
	Opportunities Fund - Cl T	Mutual Funds	*	*	$4,229
	Fidelity Aggressive Growth Fund	Mutual Funds	*	*	$3,250
	Fidelity Balanced Fund	Mutual Funds	*	*	$6,373
	Fidelity Contrafund	Mutual Funds	*	*	$10,624
	Fidelity Diversified International Fund	Mutual Funds	*	*	$6,418
	Fidelity Dividend Growth Fund	Mutual Funds	*	*	$20,296
	Fidelity Growth & Income Portfolio	Mutual Funds	*	*	$32,867
	Fidelity Growth Company Fund	Mutual Funds	*	*	$9,882
	Fidelity Low Priced Stock Fund	Mutual Funds	*	*	$104,391
	Fidelity Magellan Fund	Mutual Funds	*	*	$3,549
	Fidelity Mid-Cap Stock Fund	Mutual Funds	*	*	$3,497
	Fidelity New Millennium Fund	Mutual Funds	*	*	$11,226
	Fidelity Select Electronics Portfolio	Mutual Funds	*	*	$8,095
	Fidelity Spartan Total Market Index	Mutual Funds	*	*	$15,490
	Fremont U S Micro Cap Fd	Mutual Funds	*	*	$39,365
	Ing Large Cap Growth Fd Cl A	Mutual Funds	*	*	$1,683
	Ing Midcap Opportunities Cl A	Mutual Funds	*	*	$3,940
	Invesco Total Return Fund	Mutual Funds	*	*	$3,794
	Janus Equity Income Fund	Mutual Funds	*	*	$9,849
	Janus Global Life Sciences Fund	Mutual Funds	*	*	$6,841
	Janus Global Technology Fund	Mutual Funds	*	*	$3,181
	Janus Mercury Fund	Mutual Funds	*	*	$16,555
	Janus Olympus Fund	Mutual Funds	*	*	$4,753
	Janus Twenty Fund	Mutual Funds	*	*	$12,287
	Janus Venture Fund	Mutual Funds	*	*	$6,408
	Janus Worldwide Fund	Mutual Funds	*	*	$42,896
	Kinetics Internet Fund	Mutual Funds	*	*	$4,042
	Marsico Focus Fund	Mutual Funds	*	*	$63,444
	Midas Fund	Mutual Funds	*	*	$3,106
	Munder Future Technology A	Mutual Funds	*	*	$2,470
	Munder Net Net Fund Cl B	Mutual Funds	*	*	$1,876
	Oak Associates White Oak Growth Stock
	Fund	Mutual Funds	*	*	$34,930
	Oakmark Equity & Income Fund	Mutual Funds	*	*	$43
	Phoenix Seneca Strategic Theme Fd A	Mutual Funds	*	*	$11,918
	Phoenix-Engemann Small & Midcap Growth
	A	Mutual Funds	*	*	$11,602
	Pimco Global Technology Instil	Mutual Funds	*	*	$4,900
	Putnam Health Sciences Tr Cl A	Mutual Funds	*	*	$28,801
	Rydex Arktos Fd	Mutual Funds	*	*	$1,601
	Rydex Tempest 500	Mutual Funds	*	*	$11,952
	Scudder Capital Growth Fd-Aarp Shares	Mutual Funds	*	*	$27,682

* Party-in interest

** Historical cost information is not required for participant directed investment funds

See Independent Auditors’ Report and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Seligman Communications & Info Fd
	Cl A	Mutual Funds	*	*	$13,833
	Seligman Global Technology Fund
	Cl A	Mutual Funds	*	*	$2,626
	State Street Research Emerging
	Growth	Mutual Funds	*	*	$1,822,021
	T Rowe Price Media &
	Telecommnunications Fund	Mutual Funds	*	*	$10,341
	T.Rowe Price Equity Income Fund	Mutual Funds	*	*	$11,835
	Templeton World Fund Cl A	Mutual Funds	*	*	$3,883
	Ubs Pace Select Advisors Tr Large
	Co Growth Equity	Mutual Funds	*	*	$37,839
	Ubs Tactical Allocation Fund Cl A	Mutual Funds	*	*	$5,430
	United Services World Gold Fund	Mutual Funds	*	*	$12,985
	Vanguard Asset Allocation Fund	Mutual Funds	*	*	$158,312
	Vanguard Balanced Index Fund	Mutual Funds	*	*	$97,850
	Vanguard High Yield Corporate Fund	Mutual Funds	*	*	$17,898
	Vanguard Index Tr 500 Index Fund	Mutual Funds	*	*	$63,419
	Vanguard Index Tr Growth Index
	Fund	Mutual Funds	*	*	$19,777
	Vanguard Index Tr Value Index Fund	Mutual Funds	*	*	$86,624
	Vanguard Intermediate-Term
	Treasury Fund	Mutual Funds	*	*	$155,398
	Vanguard Lifestrategy Growth Fund	Mutual Funds	*	*	$10,093
	Vanguard Windsor Fund	Mutual Funds	*	*	$151,279
			*	*
	Insurance Annuity Contracts		*	*
	American Skandia Life Assur.
	Group Annuity Contract	Insurance Policies	*	*	$75,042
	American Skandia Life Assur.
	Group Annuity Contract	Insurance Policies	*	*	$72,439
	American Skandia Life Assurance
	Group Pendergraft	Insurance Policies	*	*	$45,965
	American Skandia Life Assurance
	Group Annuity Weisenberger	Insurance Policies	*	*	$50,372
	American Skandia Life Assurance
	Group Annuity Massey	Insurance Policies	*	*	$87,397
	American Skandia Life Assurance
	Individual Annuity Gibbons	Insurance Policies	*	*	$23,018
			*	*
	Participant Loans		*	*
	Plan Participants	Participant Loans, various dates and
*		rates of 5.00% to 10.50%		$0	$1,327,637

	Totals				$111,968,254

* Party-in interest

** Historical cost information is not required for participant directed investment funds

See Independent Auditors’ Report and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2003

FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(ACQUIRED AND DISPOSED OF WITHIN YEAR)

	(b) Description of
	Investment Including
	Maturity Date, Rate of
(a) Identity of Issue, Borrower,	Interest, Collateral,	(c) Costs of	(d) Proceeds of
Lessor or Similar Party	Par or Maturity Value	Acquisitions	Dispositions
*Participant Loans	Loans at 5.00% to 10.50%	$0	$0

* Party-in interest

** Historical cost information is not required for participant directed investment funds

See Independent Auditors’ Report and
the accompanying notes to the financial statements